QuickLinks -- Click here to rapidly navigate through this document
UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	OMB APPROVAL OMB Number: 3235-0058 Expires: March 31, 2006 Estimated average burden hours per response .... 2.50 SEC FILE NUMBER 1-7541 CUSIP NUMBER
(Check one):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:		December 31, 2005

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION
The Hertz Corporation Full Name of Registrant
Former Name if Applicable
225 Brae Boulevard Address of Principal Executive Office (Street and Number)
Park Ridge, NY 07656-0713 City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
☐	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

(Attach extra Sheets if Needed) Please see Part III — Narrative attached hereto.
SEC 1344 (07-03)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	I. DAVID PARKOFF, ESQ. (Name)	201 (Area Code)	307-2500 (Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
☐ Yes ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Hertz Corporation (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	March 31, 2006	By	/s/ PAUL J. SIRACUSA

Name: Paul J. Siracusa
Title: Executive Vice President and Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact
constitute Federal Criminal Violations
(See 18 U.S.C. 1001).

Part III. Narrative

        The Hertz Corporation (the "Company") is unable to file its Form 10-K for the fiscal year ended December 31, 2005 without unreasonable effort or expense due to delays related to the accounting for the acquisition on December 21, 2005 of all of the outstanding common stock of the Company (the "Acquisition") by a wholly-owned subsidiary of CCMG Holdings, Inc. (now known as Hertz Global Holdings, Inc. ("Holdings")), pursuant to a Stock Purchase Agreement, dated as of September 12, 2005, among Ford Motor Company, Ford Holdings LLC and Holdings, and the related financing and refinancing transactions (collectively, the "Financing Transactions") that took place in connection with the Acquisition, all as more fully described in the Company's Current Report on Form 8-K filed with the U.S. Securities and Exchange Commission on December 28, 2005.

        As a result of the complex nature of the Acquisition, the Financing Transactions and the accounting treatment for the Acquisition and the Financing Transactions, the Company is still in the process of completing its consolidated financial statements for the fiscal year ended December 31, 2005.

        The Company intends to file its Form 10-K for the fiscal year ended December 31, 2005 no later than the fifteenth calendar day following the prescribed due date, as permitted by Rule 12b-25 promulgated under the Securities Exchange Act of 1934.

QuickLinks

Part III. Narrative